Exhibit 21.1

Subsidiaries of Informatica Inc.*

Subsidiary Name	Jurisdiction of Incorporation
Informatica Ireland EMEA Unlimited Company	Ireland
Informatica LLC	Delaware
Informatica Business Solutions Pvt. Ltd.	India
Informatica Software Ltd.	Canada

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Informatica Inc are omitted because, considered in the aggregate,they would not constitute a significant subsidiary as of the end of the year covered by the report.